

June 29, 2011

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark's Place, Suite 4
New York, NY 10003

> **Re:** **Optionable, Inc.**
> **Schedule 14D-9**
> **Filed June 24, 2011**
> **File No.: 5-82968**

Dear Mr. Katzeff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

1. We note given the timing and uncertainty of the Offer, the Board is not in a position to make a recommendation. Please revise to further describe the reasons for the inability to take a position. Refer to Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A. In addition, we note that you have engaged Brean Murray to opine on the adequacy of the consideration. If you received an opinion from Brean Murray, please advise us as to what consideration has been given to

summarizing any valuations in greater detail and attaching any written analyses or presentation materials. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Amburgey, Esq.
Hand Baldachin & Amburgey LLP